EXHIBIT 99.1

News for Immediate Release

Electrovaya to present at the 49th Annual Power Sources Conference

Toronto, Ontario – June 26th, 2023 – Electrovaya Inc. (“Electrovaya” or the “Company”) (TSX: ELVA; OTCQB: EFLVD), a leading lithium-ion battery technology and manufacturing company, will be presenting at the 49th Annual Power Sources Conference.

Date: June 27-29, 2023

Location: Gaylord National Resort and Convention Center; Fort Washington, MD

Event Details: The Power Sources Conference brings together members of the academic, government, industry, and military sectors to discuss energy and power technology developments, research findings, and use cases. Electrovaya is a Gold Sponsor for the event and will exhibit at Booth #504. Dr. Trevor Grant will deliver a presentation titled, “Advances on High Safety and Longevity Lithium-ion Batteries,” during Session 1: Battery Safety / Quality / Testing on Tuesday, June 27, at 11:00 a.m. Eastern Time in Ballroom #1.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:ELVA) (OTCQB:EFLVD) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.